United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

COCA-COLA FEMSA ANNOUNCES CONSIDERATION FOR ITS

PREVIOUSLY ANNOUNCED TENDER OFFER AND CONSENT SOLICITATION

MEXICO CITY, MEXICO – January 17, 2020 – Coca-Cola FEMSA, S.A.B. de C.V. (NYSE:KOF) (“KOF”) today announced the consideration for its previously announced offer to purchase for cash (the “Offer”) any and all of its outstanding 3.875% Senior Notes due 2023 (the “Old Notes”) and the related solicitation of consents (the “Consents”) from the holders of Old Notes to certain amendments to the indenture governing the Old Notes (the “Consent Solicitation”). The Offer and the Consent Solicitation are being made on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated January 6, 2020 (the “Statement”).

The following table sets forth the consideration payable for Old Notes validly tendered (and not validly withdrawn) on or prior to 5:00 p.m. New York City time today, January 17, 2020 and accepted for purchase by KOF in the Offer (the “Total Consideration”).

The Total Consideration is calculated on the basis of the bid-side price of the 2.750% U.S. Treasury Note due November 15, 2023 (the “Reference Security”) at 11:00 a.m. (New York City time) today, January 17, 2020 (the “Price Determination Date”) and an initial settlement date of January 22, 2020. The Total Consideration includes a consent payment (the “Consent Payment”) of $30.00 per $1,000 principal amount of Old Notes.

Old Notes	CUSIP/ISIN	Principal Amount Outstanding	Reference Security	Relevant Bloomberg Page	Reference Yield	Fixed Spread	Total Consideration per $1,000 Principal Amount of Old Notes(1)
3.875% Senior Notes due 2023	191241 AE8 / US191241AE83	$900,000,000	2.750% U.S. Treasury Note due November 15, 2023	PX5	1.622%	20 bps	$1,075.87

(1)

The Total Consideration was calculated on the basis of the bid-side price of the Reference Security at 11:00 a.m., New York City time on the Price Determination Date and an initial settlement date of January 22, 2020. The Total Consideration includes the Consent Payment.

* * *

KOF has engaged BofA Securities, Inc., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC to act as dealer managers and solicitation agents in connection with the Offer and Consent Solicitation (the “Dealer Managers”). Global Bondholder Services Corporation is acting as the tender and information agent for the Offer and Consent Solicitation.

The Offer and Consent Solicitation are not being made to holders of Old Notes in any jurisdiction in which KOF is aware that the making of the Offer and Consent Solicitation or the acceptance of Consents would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer and Consent Solicitation to be made by a licensed broker or dealer, the Offer and Consent Solicitation will be deemed to be made on KOF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offer and Consent Solicitation may be directed to BofA Securities, Inc. at +1 (888) 292-0070, Citigroup Global Markets Inc. at +1 (800) 558-3745, Goldman Sachs & Co. LLC at +1 (800) 828-3182 (each toll-free in the United States) or, if calling from outside the U.S., BofA Securities, Inc. at +1 (646) 855-8988, Citigroup Global Markets Inc. at +1 (212) 723-6106, or Goldman Sachs & Co. LLC at 1 (212) 357-1452 (collect). Requests for additional copies of the Statement and related documents may be directed to Global Bondholder Services Corporation at +1 (866) 794-2200 (toll-free).

Neither the Statement nor any documents related to the Offer and Consent Solicitation have been filed with, or approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Offer and Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase and Consent Solicitation Statement dated January 6, 2020, relating to the previously announced tender offer and consent solicitation by Coca-Cola FEMSA, S.A.B. de C.V. with respect to its 3.875% senior notes due 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2020

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer